Exhibit 99.3

For Immediate Release	15 December 2004

CADBURY SCHWEPPES CONFIRMS ON TRACK FOR 2004 GOALS

Cadbury Schweppes plc issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year-to-date performance in 2004: the preliminary results for 2004 will be announced on 23 February 2005.

Introduction

Todd Stitzer, CEO of Cadbury Schweppes, said, “Following the actions of the last two years, Cadbury Schweppes is a stronger business. We have made good progress in 2004 with momentum in key areas of the business driven by strong performance of core brands and cost savings from our Fuel for Growth initiative.“

Our US carbonated soft drinks business is performing well, led by Dr Pepper and our portfolio of diet brands. Similar results are also being seen in our beverage businesses in Mexico and Australia. However, overall results from our beverage operations have been constrained by a difficult market in Europe.

Our confectionery businesses around the world are performing strongly. We have seen momentum building during the year driven by core brands – Cadbury, Halls, Hollywood and Trident – and innovation. The application of Smart Variety to our strengthened confectionery platform post the acquisition of Adams is delivering real benefits. The integration of Adams is substantially complete and the business is performing well, in line with the acquisition case.

Key projects have been implemented to plan, most notably our Fuel for Growth cost reduction initiatives, upgrades to our IT systems and the transition of our US confectionery business from Pfizer to Cadbury Schweppes’ infrastructure.

Our expectations for the year are unchanged. We expect to deliver financial results within our goal ranges but toward the lower end. In 2005, we will continue to invest to ensure that the group has a solid base for long-term growth and expect to deliver results within our goal ranges

2004 Performance

•	Americas Beverages is continuing to perform well led by both US carbonates and our Mexican operations. Our non-carbonates business in the US is beginning to show the early benefits of renewed focus.
•	The strong momentum seen in the Americas Confectionery region in the first half has continued into the second. All main markets are performing well with a focus on profitability producing good results in Canada.
•	The Europe, Middle East and Africa region has seen strengthening top line performance in the second half. This performance is being driven by core brands, notably Cadbury, Hollywood and Halls, and innovation. Market shares in nearly all key markets are being maintained or grown year to date. In Ireland, we have seen some improvement in recent months, although the market remains difficult.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

•	European Beverages has been impacted by the poor summer weather and profits for the region are expected to be modestly lower year-on-year.
•	In Asia Pacific, strong sales growth is being driven in both developed and developing markets. However, margins are being impacted by increased investment in India and China.

During the year, the group successfully completed a number of critical efficiency and information system projects:

•	The Fuel for Growth cost initiative is delivering in line with plan. In 2004, we continue to expect to realise £75 million of gross savings and incur around £140 million of restructuring costs in respect of our Fuel for Growth projects.
•	In the third quarter, our US confectionery business transferred the provision of key business services from systems and infrastructure managed by Pfizer to newly created systems and infrastructure owned and managed by Cadbury Schweppes. Initial issues in order despatch have now been largely resolved.
•	On the systems front, new SAP systems were successfully installed in Dr Pepper/Seven Up, Ireland, Latin America and Japan. Following a review of our IT investment, we expect to take an estimated £35 million non-cash exceptional write-down in respect of the development costs of certain functionality and programmes within PROBE which will not be used.

Implementation of International Financial Reporting Standards (“IFRS”)

Starting in 2005, the Group will report its results under IFRS. The change in reporting will principally impact the following areas:

•	Goodwill amortisation
•	Share awards
•	Pensions
•	Financial Instruments

The group intends to provide restated comparative numbers on an IFRS basis for 2004 at the Annual General Meeting on 19 May 2005.

The implementation of IFRS would have reduced our 2003 underlying earnings (excluding goodwill amortisation and exceptional charges) by between 4 – 5%. This estimate excludes any non-cash “fair-value” adjustment relating to financial instruments in accordance with IAS 39.

A short presentation outlining our current position on IFRS implementation will be posted on Cadbury Schweppes’ corporate website from 8pm (GMT), 15 December 2004 at www.cadburyschweppes.com.

Teleconference Calls

A teleconference for the media will take place at 2.15pm (GMT) today, 3.15pm (central Europe); 9.15am (EST)

Dial-in numbers:	UK Toll	+44(0)20 7019 9504
	UK Toll Free	0800 279 9640
	US Toll	718 354 1152
Replay	UK Toll	+44 (0)20 7984 7578
	UK Toll Free	0800 559 3271
	US Toll	718 354 1112
	US Toll Free	866 239 0765
Replay Access Number:	394198#

A teleconference call for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

Dial in numbers:	UK and Europe	+44 207 984 7576
	UK Toll Free	0800 559 3272
	USA Toll Free	718 354 1157
Replay:	UK and Europe	+44 207 984 7578
	UK Toll Free	0800 559 3271
	USA	718 354 1112
	USA Toll Free	866 239 0765
Replay Access Number	347403#

The analyst conference call will be audio webcast live and archived on Cadbury Schweppes’ corporate website at www.cadburyschweppes.com.

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com

Capital Market Enquiries	020-7830-5095
Sally Jones
Mary Jackets
Media Enquiries	020-7830 5127/5011
Andraea Dawson-Shepherd
Dora McCabe
The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

Forward Looking Statements

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Notes to Editors:

1.	About Cadbury Schweppes

Cadbury Schweppes is a major global Group which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs around 55,000 people and is a leading world-wide confectionery company. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company

2.	Cadbury Schweppes’ Financial Goal Ranges

In pursuit of the Group's goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period.  These are:

•	Turnover growth of between 3% and 5% per annum at constant currency
•	Underlying operating margin growth (before goodwill/intangibles amortisation, exceptional items and IFRS adjustments) of between 50 and 75 basis points per annum at constant currency
•	Free cash flow (as explained on page 17 of our Report & Accounts and Form 20-F) totalling £1.5 billion at constant currency over the four year period. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends.

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